UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2009

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	Breakstone Group Susan Borinelli / Maura Gedid (646) 452-2333 / (646) 452-2335 sborinelli@breakstone-group.com mgedid@breakstone-group.com

For Immediate Release

ASUR Announces Resolutions Approved at the General Annual Ordinary Shareholders' Meeting Held on April 23, 2009

MEXICO CITY, April 23, 2009 -- Grupo Aeroportuario del Sureste, S.A.B. de C.V.(NYSE: ASR; BMV: ASUR) (ASUR) the first privatized airport group in Mexico and operator of Cancun Airport and eight others in the southeast of Mexico, announced that shareholders adopted the following resolutions and considered the following matters at the General Ordinary Shareholders' Meeting held in Mexico City on April 23, 2008:

General Annual Ordinary Meeting

Summary of Meeting

1. Approval of the report submitted by the General Director to the Board of Directors in terms of Article 172 of the General Corporations Law and of Article 44, subsection XI of the Securities Market Law, accompanied by the external statutory auditor’s report, with respect to the operations and results of the Company during the fiscal year ended on December 31, 2008, as well as the opinion of the Board of Directors in regard to the content of such report.

2. Approval of the report submitted by the Board of Directors in terms of Article 172, subsection b, of the General Corporations Law with respect to the principal accounting and information policies and criteria followed in the preparation of the Company’s financial information. In addition, presentation of the report submitted by the Board of Directors with respect to the contracts entered into with Related Persons, Relevant Shareholders and contracts exceeding US$2,000,000 in accordance with Article 33 of the Company’s by-laws.

3. Announcement that the report of the activities and operations in which the Board of Directors intervened, pursuant to Article 28, subsection IV (e) of the Securities Market Law, was not prepared because during the fiscal year ended on December 31, 2008, the Board of Directors did not intervene in any activities or operations to be reported.

4. Approval of the individual and consolidated financial statements of the Company for the fiscal year ended December 31, 2008, as well as the allocation of such results.

5. Approval of the annual report on the activities carried out by the Audit Committee of the Company in accordance with Article 43 of the Securities Market Law and the report on the Company's subsidiaries with respect to the fiscal year ended on December 31, 2008.

6. In virtue of the foregoing, ratification of the activities of the Board of Directors during the fiscal year ended on December 31, 2008.

7. Approval of the report on, and the fulfillment of, the fiscal obligations of the Company for the fiscal year ended on December 31, 2007, in terms of Article 86, section XX of the Income Tax Law and announcement that the report for the year ended on December 31, 2008 has not been issued yet and that it will be presented for approval at the first General Shareholders Meeting to be held after the report is issued.

8. Approval of a proposal to increase the legal reserve of the Company by Ps.52,473,450.22, equivalent to 5% of the net profits of the Company for the fiscal year ended December 31, 2008.

9. Approval of a proposal to pay (i) a cash dividend, to be charged to results pending application, in the amount of Ps.3.24 per share as ordinary and Ps.3.04 as extraordinary, which will be paid starting on May 13, 2009 in a single installment to each of the outstanding common Series “B” and “BB” shares representing the paid-in capital stock of the Company on such date and (ii) the taxes for which the Company is responsible with respect to the dividend payment. Announcement that the payment of the dividend shall be made through the variable income (Renta Variable) area of S.D. Indeval, S.A. de C.V., at its offices located at en Paseo de la Reforma No. 255-3rd floor, Colonia Cuauhtémoc, 06500, México City, Mexico, from Monday through Friday from 9:30 through 13:00 hours as of May 13, 2009 and that payment of the dividend shall be made against delivery of coupon “02” of the outstanding stock certificates. The dividend payment notice shall be published no later than April 28, 2009 in a newspaper of wide circulation.

10. Approval of the activities of the Board of Directors, the Secretary and the Assistant Secretary during the year ended on December 31, 2008, and release from any liability they might have incurred in the due execution of their positions.

11. Ratification of Mr. Fernando Chico Pardo as President of the Board of Directors.

12. Ratification of all the permanent and assistant members of the Board of Directors as follows:

Permanent Members	Position	Series	Assistant Members

Fernando Chico Pardo	President	“BB”	Federico Chávez Peón Mijares
Rasmus Christiansen	Member	“BB”	Mikael Sjørslev
Ricardo Guajardo Touché	Member	“B”
George J. Vojta	Member	“B”
Francisco Garza Zambrano	Member	“B”
Roberto Servitje Sendra	Member	“B”
Luis Chico Pardo	Member	“B”

Ratification of Mr. Rafael Robles Miaja and Ms. Ana María Poblanno Chanona as non-member Secretary and Assistant Secretary, respectively, to the Board of Directors.

Recognition that no shareholder or group of shareholders holding Series “B” shares which holds 10% or more of the issued and outstanding capital stock of the Company exercised its right to designate a member of the Board of Directors in terms of Article 15 of the Company’s by-laws and Article 144 of the General Corporate Law.

13. Recognition that the persons ratified or elected as Directors have accepted their ratification or election, affirming and guaranteeing the loyal discharge of their powers as described in the Company’s by-laws.

14. Ratification of Messrs. Fernando Chico Pardo, Rasmus Christiansen and Roberto Servitje Sendra as members of the Nomination and Compensation Committee.

15. Ratification of Mr. Ricardo Guajardo Touché as President of the Audit Committee, and approval of a proposal that the members of the Audit Committee designate (from among the members) a Delegate of the Committee during the next meeting of the Audit Committee, in terms of Article 32 of the Company’s by-laws.

16. Approval of the proposal made by the Nomination and Compensation Committee to pay the following compensation to the members of the management bodies of the Company:

- Each member of the Board of Directors will receive US$4,000, plus travel expenses, if any, per meeting attended.

- Each member of the Auditors’ Committee will receive US$6,000, plus travel expenses, if any, per meeting attended.

- Each member of the Operations’ Committee will receive US$4,000, plus travel expenses, if any, per meeting attended.

- Each member of the Nominations and Compensations Committee will receive US$4,000, plus travel expenses, if any, per meeting attended.

- Each member of the Acquisitions and Agreements’ Committee will receive US$1,500.00, plus travel expenses, if any, per meeting attended.

17. The appointment of Claudio Ramón Góngora Morales, Rafael Robles Miaja, Maurice Berkman Baksht, Ana María Poblanno Chanona and Andrés Gutiérrez Fernández as Special Delegates of this General Annual Ordinary Shareholders’ Meeting, any of whom may appear before Notary Public to legalize the minutes of this meeting or undertake any other action necessary to formalize and give effect to the resolutions undertaken at this meeting.

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancún, Mérida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlán in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

- END -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Director of Finance

Date: April 23, 2009